Exhibit 12.1

The ratio of earnings to fixed charges was computed as follows:

	Twelve Months Ended June 30,					Nine Months Ended June 30, 2007
	2002	2003	2004	2005	2006
Earnings:
Add:
Earnings from continuing operations before income taxes	315.3	221.1	250.4	273.9	302.7	162.3
Fixed charges	20.3	21.0	20.6	21.2	23.1	11.1
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—	—
Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
The minority interest in the pretax income of subsidiaries that have not incurred fixed charges (2)	—	—	—	(1.3)	(1.2)	(1.0)

Total	335.6	242.1	271.0	296.4	327.0	174.4

Fixed charges:
Interest expense	0.5	0.2	0.7	1.5	1.7	2.1
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—
Estimate of the interest within rental expense (1)	19.8	20.8	19.9	19.7	21.4	9.0
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

	20.3	21.0	20.6	21.2	23.1	11.1

Ratio of Earnings to Fixed Charges	16.5	11.5	13.2	14.0	14.2	15.7

(1)	1/3 of rental expense under operating leases is assumed to be the equivalent of interest.

(2)	Represents the Company’s share of losses from its joint venture with the Tokyo Stock Exchange.